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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     AMENDED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             POWER TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   989447-10-7
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                                 (CUSIP Number)

   STEPHEN A. ZRENDA, JR., STEPHEN A. ZRENDA, JR., P.C., 100 NORTH BROADWAY,
         SUITE 2100, OKLAHOMA CITY, OKLAHOMA 71302-8601; (405) 235-2111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 22, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Check the following box if a fee is being paid with the statement. [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Exhibit Index on Page 5


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                                  SCHEDULE 13D

                                    CUSIP NO.

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(1)      Names of Reporting Person.
         S.S. or I.R.S. Identification No. of Above Person

         LEE A. BALAK
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(2)      Check the Appropriate Box if a Member                (a)  [ ]
            of a Group*                                       (b)  [ ]
         NOT APPLICABLE
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(3)      SEC Use Only

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(4)      Source of Funds*
         PF
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(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                              [ ]

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(6)      Citizenship or Place of Organization

         CANADA
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Number of Shares                   (7) Sole Voting Power
  Beneficially Owned                        4,672,000
  by Each Reporting                ---------------------------------------------
  Person With
                                   (8) Shared Voting Power
                                            0
                                   ---------------------------------------------

                                   (9) Sole Dispositive Power
                                            4,672,000
                                   ---------------------------------------------

                                   (10) Shared Dispositive Power
                                            0
                                   ---------------------------------------------

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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         4,672,000
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

         EXCLUDES WARRANT TO PURCHASE 500,000 SHARES OF COMMON STOCK
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(13)     Percent of Class Represented by Amount in Row (11)
         10%
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(14)     Type of Reporting Person*
         IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, no par value (the "Common Stock") of Power Technology, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 15 Ocean View Road, Lions Bay, B.C. V0N 2E0, Canada. This Schedule 13D/A amends the Schedule 13D/A of Mr. Balak filed on June 12, 2000.

ITEM 2. IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer that were acquired by Lee A. Balak ("Balak"). Balak, an individual. The principal occupation of Balak is President of the Issuer, and is also a consultant. His business address is 938 Howe Street, Suite 710, Vancouver, B.C., Canada V6Z 1N9.

         Mr. Balak, has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Balak is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Balak originally acquired 3,500,000 shares of the Common Stock, $.001 par value ("Common Stock") in regard to the reorganization of the Issuer in January 1998. The purchase was made from the personal funds of Balak, without loans or other financing arrangements.

         Mr. Balak acquired 1,038,000 shares of restricted Common Stock of the Corporation on December 22, 1999 as repayment of loans Mr. Balak had loaned to the Corporation in the approximate amount of $235,000 plus accrued interest of approximately $23,500, in the total amount of $258,500.

         Mr. Balak acquired 200,000 shares of restricted Common Stock of the Corporation as a bonus on December 31, 1999.

         Mr. Balak acquired a warrant to purchase 500,000 shares of Common Stock of the Corporation at an exercise price of $.06 per share for services as a director on April 22, 2003. The warrant expires on April 22, 2006.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Issuer by Balak was for director compensation.

         (a) There are no current plans or proposals by Balak to acquire any additional securities of the Issuer, or to dispose of any securities of the Issuer.

         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

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         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

         (d) The Board of Directors of the Issuer has an authorized number of three members. There are no present plans to change the total authorized number of directors (3) on the Board of Directors, or to change their term of office. No persons have been proposed or selected to serve as new directors or officers at this time.

         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

         (f) There are no current plans or proposals to makes material changes in the Issuer's business or corporate structure.

         (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

         (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD electronic bulletin board.

         (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Balak is the direct beneficial owner of 4,672,000 shares of the Common Stock of the Issuer and is the direct beneficial owner of a warrant to purchase 500,000 shares of Common Stock of the Company.

         (b) Balak has the sole power to vote and to dispose of the securities of the Issuer described herein.

         (c) No purchases or sales of the Common Stock of the Issuer have been made by Balak during the past 60 days.

         (d) To the best knowledge of Balak, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned Balak.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of Balak's knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Balak.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, he certifies that the information set forth in this statement is true, correct and complete.

May 13, 2003                                   /s/ Lee A. Balak
                                               ---------------------------------
                                                      Lee A. Balak


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